                                                            EXHIBIT (g)(3)

  3

                          PART I. FINANCIAL INFORMATION


Item I. Financial Statements

                            ENVIROTEST SYSTEMS CORP.
                      CONDENSED CONSOLIDATED BALANCE SHEETS
                             (Amounts in thousands)


                                                                            June 30,          September 30,
                                                                              1997                 1996
                                                                        --------------         ----------
                                                                          (unaudited)
  ASSETS
Current assets:
   Cash and cash equivalents                                                 $  93,634         $   53,104
   Short-term investments, net                                                  52,466              7,991
   Settlement due from Commonwealth of Pennsylvania                                  -             80,000
   Contract receivables, net                                                     8,770             10,969
  Prepaid and other current assets                                               6,476              6,432
                                                                             ---------          ---------
        Total current assets                                                   161,346            158,496

Restricted cash                                                                 19,676             21,108
Property, plant and equipment, net                                             183,906            192,400
Assets held under capital lease, net                                            44,608             46,108
Assets held for sale, net                                                       28,671             32,246
Intangible assets, net                                                          13,030             14,927
Deferred debt acquisition costs, net                                            12,710             13,159
Deferred charges, net                                                              145              1,189
Other assets                                                                     1,345              1,151
                                                                             ---------          ---------
         Total assets                                                        $ 465,437         $  480,784
                                                                             =========          =========
LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities:
   Accounts payable                                                          $   2,004             $3,825
   Accrued interest                                                              9,184              1,689
   Current portion of long-term debt                                             4,834              4,740
   Current portion of capital lease and long-term debt obligation                4,990              3,880
   Accrued expenses and other current liabilities                               20,296             27,754
                                                                             ---------          ---------
         Total current liabilities                                              41,308             41,888

Senior long-term debt, net                                                     199,328            199,192
Senior subordinated debt                                                       125,000            125,000
Capital lease and long-term debt obligation, net of current portion             54,405             58,155
Other long-term debt, net of current portion                                    34,325             38,129
Other long-term liabilities                                                      5,701              5,266
                                                                             ---------          ---------
         Total liabilities                                                     460,067            467,630

Stockholders' equity:
   Common stock                                                                    166                166
   Additional paid-in capital                                                   60,172             60,172
   Cumulative currency adjustment                                                 (115)               (96)
   Unrealized gains on short-term securities                                         3                  -
   Accumulated deficit                                                         (49,278)           (41,510)
   Predecessor carry-over basis                                                 (5,578)            (5,578)
                                                                             ---------          ---------
         Total stockholders' equity                                              5,370             13,154
                                                                             ---------          ---------
         Total liabilities and stockholders' equity                          $ 465,437          $ 480,784
                                                                             =========          =========


The accompanying notes are an integral part of the condensed consolidated financial statements.


                                      -3-
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   4

                            ENVIROTEST SYSTEMS CORP.
               CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
                (AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)


                                                               Three                            Nine
                                                           Months Ended                     Months Ended
                                                             June 30,                         June 30,
                                                        1997             1996            1997          1996
                                                  ------------    -------------     --------       --------
                                                             (Unaudited)                      (Unaudited)

Contract revenues                                    $36,909          $32,556        $101,803       $90,764
Costs of services                                     23,619           25,140          74,048        75,244
                                                  ----------         --------        --------       --------
Gross profit                                          13,290            7,416          27,755        15,520

Selling, general and administrative expenses           4,688            5,172          13,967        15,621
Consolidation expense                                      -                -               -         1,850
Amortization expense                                     520              872           1,861         2,756
Gain on Pennsylvania settlement                       (3,950)               -          (3,950)      (15,307)
                                                  ----------         --------        --------       --------

   Income from operations                             12,032            1,372          15,877        10,600

Other expense (income):
   Interest expense                                   10,262           10,182          30,104        28,574
   Interest income                                    (2,381)          (2,477)         (6,571)       (6,312)
   Other                                                  18                4             112            12
                                                  ----------         --------        --------       --------

      Income (loss) before income taxes                4,133           (6,337)         (7,768)      (11,674)
Income tax expense                                         -                -               -         5,490
                                                  ----------         --------        --------       --------
Net Income (loss)                                     $4,133          ($6,337)        ($7,768)     ($17,164)
                                                  ==========         ========        ========       ========


Income (Loss) per common and common
   equivalent share                                    $0.24           ($0.38)         ($0.47)       ($1.04)
                                                  ==========         ========        ========       ========

Weighted average common shares and
   common equivalent shares                           17,241           16,620          16,620        16,530
                                                  ==========         ========        ========       ========

Income (Loss) per common share - assuming
   full dilution                                       $0.24           ($0.38)         ($0.47)       ($1.04)
                                                  ==========         ========        ========       ========

Weighted average common shares and common
   equivalent shares                                  17,347           16,620          16,620        16,530
                                                  ==========         ========        ========       ========



The accompanying notes are an integral part of the condensed consolidated financial statements.

   5


                            ENVIROTEST SYSTEMS CORP.
                 CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
                             (Amounts in thousands)

                                                                             Nine Months Ended
                                                                                 June 30,
                                                                         1997                   1996
                                                                      -----------           ---------
                                                                              (Unaudited)
Cash flows from operating activities                                  $10,836                $19,066
                                                                     ---------             ---------
Cash flows from investing activities:
  Purchases of short-term investments                                 (52,466)                     -
  Maturity and sales of short-term investments                          7,991                  1,347
  Unrealized gains on short-term investments                                3
  Payment for purchase of Systems Control, Inc.,
    net of cash acquired                                                    -                 (1,056)
  Proceeds from sale of property, plant and equipment                   8,170                  1,696
  Purchases of property, plant, equipment and assets
     under capital lease                                               (8,291)               (42,845)
                                                                     ---------             ---------
     Net cash used in investing activities                            (44,593)               (40,858)

Cash flows from financing activities:
  Proceeds from sale of Pennsylvania receivable                        79,405                      -
  Proceeds from borrowings of long-term debt                                -                 31,345
  Decrease in restricted cash                                           1,432                  5,898
  Repayment of long-term debt                                          (2,850)                (1,637)
  Repayment of obligations under capital lease                         (3,500)                  (365)
  Capitalization of loan fees                                            (208)                  (855)
  Other                                                                     3                    148
                                                                     ---------             ---------
     Net cash provided by financing activities                         74,282                 34,534

Effect of exchange rate on cash                                             5                     24
                                                                     ---------             ---------
Net increase in cash and cash equivalents                              40,530                 12,766
Cash and cash equivalents, beginning of period                         53,104                 17,079
                                                                     ---------             ---------
Cash and cash equivalents, end of period                              $93,634                $29,845
                                                                     =========             =========


The accompanying notes are an integral part of the condensed consolidated financial statements.


                                       5


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   6


                            ENVIROTEST SYSTEMS CORP.
             NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS



1.  BASIS OF PRESENTATION

      The condensed consolidated financial statements included herein have been prepared by the Company, without audit, pursuant to the rules and regulations of the Securities and Exchange Commission. Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted pursuant to such rules and regulations. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included.

      The accompanying condensed consolidated financial statements should be read in conjunction with the Company's audited consolidated financial statements and related footnotes included in the Company's Annual Report on Form 10-K for the year ended September 30, 1996, filed with the Securities and Exchange Commission.

      Operating results for the interim periods shown in this report are not necessarily indicative of the results to be expected for the full fiscal year.

2.  SHORT TERM INVESTMENTS

      Short-term investments primarily consist of corporate commercial paper and certificates of deposit with original maturities beyond three months and less than twelve months. These investments are carried at amortized cost that approximates fair value.

3.  DEFERRED CHARGES

      The Company incurs significant expenses associated with bringing new emissions testing programs into operation, including staff recruiting and training, public information and similar pre-operating costs. These expenses are deferred and amortized over a twelve month period beginning with the commencement of the emissions program. At June 30, 1997, the Company had incurred and deferred approximately $0.1 million, net of accumulated amortization, of such expenses relating to the Indiana emissions program. The Company expects that its results of operations during any fiscal period that includes the commencement of a program will be adversely impacted by this accelerated amortization.

4.  PENNSYLVANIA SETTLEMENT

      On December 11, 1996, the Company sold its right to receive the two remaining installment payments totaling $80 million (the "Receivables Assets") in principal amount due under a settlement agreement with the Commonwealth of Pennsylvania (the "Settlement Agreement") for approximately $79,405,000.

      The transaction was effected through a sale of the Receivables Assets from Envirotest Partners ("Partners"), a Pennsylvania general partnership owned by Envirotest and ETI, to a newly formed wholly owned subsidiary of the Company, ES Funding Corp. ("Funding"). Funding, in turn, transferred the Receivables Assets to an affiliate of a Pennsylvania bank.



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

   7

Funding and Partners provided certain representations in connection with the transaction, including representations as to enforceability of the Settlement Agreement against the Commonwealth, and agreed to repurchase the Receivables Assets if Partners fails to comply with its obligations under the Settlement Agreement.

      The Settlement Agreement requires the Company to use its best efforts to dispose of the assets it acquired to perform vehicle emissions testing services in Pennsylvania. If the net proceeds received by the Company from the sale of the assets is less than $55 million, Pennsylvania is obligated to pay the Company fifty percent of the difference up to $11 million no later than July 31, 1998. The amount of this contingent payment was reduced from $15 million in an amendment to the Settlement Agreement that permitted the Company to complete the sale of the receivable assets. Should the net proceeds from the sale of the real estate and other program related assets exceed $55 million, the Company is obligated to pay the Commonwealth 75% of the amount by which the net proceeds exceed $55 million. Based upon the experience with recent sales of these assets and the sufficiency of reserves, the Company is of the opinion that upon final disposition of properties no loss will be recognized.

      Gain on the Pennsylvania settlement of $3.9 million during the third fiscal quarter 1997 represents adjustments to provisions made earlier for claims resulting as a consequence of the Pennsylvania contract cancellation that have been settled, resolved or are unlikely to present future liability. A gain on the Pennsylvania settlement of $15.3 million was included in the nine months ended June 30, 1996.


5.  BUSINESS ACQUISITION

      In January 1996, the Company purchased from Systems Control, Inc. ("SCI") the stock of SCI-WA, a Washington company and operator of the State of Washington centralized emissions testing program, all intellectual property of SCI and an option to purchase SCI's Indiana subsidiary for $3.2 million. The Company exercised the option in June, 1996 and purchased the assets of the Indiana subsidiary. The results of operations of SCI-WA have been included in consolidated results from the date of acquisition.

6.  INCOME TAXES

      The deferred tax asset is fully reserved as of June 30, 1997. The amount of the deferred tax asset considered realizable may change in the near term if estimates of future taxable income are revised based on financial performance of the Company and other economic events.

7.  LEGAL PROCEEDINGS

      The State of Connecticut has made certain claims stating that the Company owes the State $2.4 million plus accruing amounts for certain cost savings in the start up of the enhanced testing program in Connecticut. The Company cannot predict the outcome of this complaint. However, the Company believes that it has valid defense against these claims.

      The Company is a defendant in Grendell, et al. V. Ohio EPA et al., a taxpayers' class action suit originally filed on October 3, 1996 in Geauga County Court of Common Pleas, State of Ohio. The case has been remanded to the Common Pleas Court in Franklin County, Ohio. Plaintiffs seek to enjoin the Ohio motor vehicle emission inspection program and the Company's Ohio contracts as invalid and void based on certain Ohio constitutional provisions.

   8

The Company believes that it has valid defenses to the claims contained in the complaint and intends to defend the matter vigorously.

      On May 12, 1997, the Company was served with a complaint asserting that Timothy Dore purports to represent a class of all "front range drivers who have paid to have their vehicle emissions systems tested by the Company" in the state of Colorado. The complaint, filed in Denver District Court, states two claims for relief, breach of contract and negligence, and seeks damages, equal to the difference in price between the new emissions test and the old tail pipe tests, for all tests for members of the class undertaken on the front range since implementation of the Company's testing program. The complaint also seeks cancellation of the contract for the State of Colorado. The Company believes that it has valid defenses to the claims contained in the complaint and intends to defend the matter vigorously. On June 30, 1997 the Company filed a motion to dismiss the action. And on July 18, 1997 the Plaintiffs filed a motion for Partial Summary Judgment on the issue of their standing to sue as third party beneficiaries of the Company's contract for the State of Colorado.


      The Company is a party to various other legal proceedings and claims in the ordinary course of business. The Company does not believe that the outcome of any pending matters will have a material adverse affect on its consolidated financial position or results of operations.

See Part II., Item 1 - Legal Proceedings for further discussion.



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